QRSciences
8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9351 1200
F: +61 8 9351 9522
www.qrsciences.com

20 May 2008

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 24 April 2008 to 21 May 2008, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

J M Manning

for Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

dlw 6/11

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 24 April 2008 to 21 May 2008.

Doc Date	Headline	Pages
04/24/2008	Change of Director's Interest Notice	2
04/24/2008	Change of Director's Interest Notice	2
04/24/2008	Change of Director's Interest Notice	2
04/24/2008	Change of Director's Interest Notice	2
04/29/2008	Change of Director's Interest Notice - Amendment	2
04/30/2008	Appendix 4C - quarterly	1
04/30/2008	Quarterly Market Update	2
05/13/2008	Change of Director's Interest Notice	2
05/20/2008	QRSciences to acquire controlling interest in DVOP.OB	2
05/20/2008	DVOP.OB Schedule 14F-1	5
05/21/2008	QVS Secures Order for Major Bank Security Upgrade	2

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

May 21, 2008

QRSCIENCES SECURES CCTV CAMERA ORDER FOR MAJOR BANK SECURITY UPGRADE

QRSciences (ASX:QRS) (QRSNY:PK) is delighted to announce that its wholly-owned distribution subsidiary, Q Video Systems (QVS) has been successful in securing a supply contract, via a National Security Integrator, to supply a major Australian Bank for its CCTV Camera upgrade covering multiple retail branches throughout Australia.

After many months of field trials and testing Q Video Systems' CCTV cameras were selected for the project rollout, which will include in excess of 2,600 High Resolution Colour CCTV Cameras, with a commitment from the Bank to continue to use QVS Cameras for the next 3 years.

It is anticipated that the rollout will be extended once the first stage is completed and, up to 10,000 cameras will be used in the process of the CCTV upgrade of the branches. QVS will, in addition, supply many other peripheral CCTV products as part of the project with the initial revenue for the first stage of the rollout in excess of $650K and the project rollout to be completed by the end of October 2008.

"The Q Video Systems business continues to grow and is now firmly established as the number one choice for many 'high end' customers all of whom demand the quality of products and high level of support the QVS business can deliver. Q Video Systems are now considered the most pro active and ethical CCTV Product Distribution Company in Australia and the results we are delivering reflects our Industry standing," says Rick Stokes, QRSciences CEO.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DIVERSIFIED OPPORTUNITIES, INC.
(Name of Small Business Issuer in Its Charter)

000-23446
(Commission File Number)

Delaware	94-3008888
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

330 Clematis Street, Suite 217
West Palm Beach, FL 33401

(Address of Principal Executive Offices)

(800) 341-2684
(Issuer's Telephone Number, Including Area Code)

<PAGE>

DIVERSIFIED OPPORTUNITIES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DIVERSIFIED OPPORTUNITIES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY THE DIVERSIFIED OPPORTUNITIES, INC. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on May 19, 2008 of the outstanding shares of common stock, $.001 par value ("Common Stock"), of Diversified Opportunities, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by QRSciences Holdings Limited ("QRSciences") of the sole member of the Board of Directors of the Company, pursuant to the terms of a Stock Purchase Agreement dated May 16, 2008 (the "Purchase Agreement") by and between QRSciences and Corporate Services International Profit Sharing Plan (the "Seller"). The closing (the "Closing") of the purchase and sale of Seller's 9,000,000 shares of Company common stock under the Purchase Agreement is scheduled to occur on May 30, 2008, or such later date as agreed upon by the parties. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

The Purchase Agreement provides that the Seller Michael Anthony, the Company's current sole officer and director and majority stockholder, shall take all necessary action to appoint the individual designated by QRSciences to serve as the director of the Company, such designation to be effective no sooner than

10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company's holders of record. QR Sciences has designated Kevin Russeth. The Purchase Agreement also provides that effective upon the later to occur of the date of Closing, or the date which is ten (10) days following the mailing of the Schedule 14(f)-1 to the Company stockholders, Michael Anthony shall appoint Kevin Russeth to the Company's Board of Directors, and shall resign.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning QRSciences and the QRSciences designee has been furnished to the Company by QRSciences, and the Company assumes no responsibility for the accuracy or completeness of any such information.

Change in Control Transaction

The Purchase Agreement provides for the purchase by QRSciences of all of Seller's 9,000,000 shares of Company common stock, which shares constitute 97.83% of the 9,199,221 shares of Company common stock outstanding as of the date of the Purchase Agreement, in exchange for the payment of $650,000 by QRSciences to Seller.

In connection with the Closing of the Purchase Agreement, there will be a change of control. Prior to the Closing under the Purchase Agreement, Seller will own 97.83% of the Company's outstanding common stock. After the Closing under the Purchase Agreement, QRSciences will own 97.83% of the Company's outstanding common stock.

Voting Securities

The Company's Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of May 15, 2008, there were 9,199,221 shares of the Company's Common Stock outstanding.

<PAGE>

Board of Directors and Executive Officers

Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended December 31, 2007, the Board of Directors held 5 meetings. The Company has limited operations to audit, and pays no executive compensation. Accordingly, the Company currently has no standing audit, nominating or compensation committees of the Board of Directors. The Company anticipates that it will establish audit and compensation committees at some point in time following the closing of the Purchase Agreement.

The Company's Board of Directors and executive officers prior to the closing of the Purchase Agreement are set forth on the table below. Stockholders may communicate with the Company's directors, by submitting written correspondence to the Company's executive offices. The following sets forth certain information concerning Mr. Anthony's experience and background.

Name	Age	Position(s)
Michael Anthony	42	President, Chief Executive Officer, Secretary, Treasurer, and Director

Mr. Anthony has been an officer and director of the Company since July 2, 2007. Mr. Anthony is the sole officer and director of Corporate Services International, Inc. a personal use business consulting company. In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006 Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position effective August 24,

2007 On or about March 15, 2007, Mr. Anthony became an officer and director Apogee Robotics, Inc. a reporting blank check company and resigned his position effective March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director or Aim Smart Corporation, a reporting blank check company and resigned his position effective April 24, 2008.

Director and Officer Compensation

During fiscal 2007 and through the date of this Schedule, the Company's sole officer and director has not been paid any compensation. The determination of whether to pay compensation to the Company's officers and directors is made from time to time by the Company's Board of Directors.

QRSciences' Designee

In connection with the terms of the Purchase Agreement, Michael Anthony has agreed to resign from his officer positions with the Company effective as of, and conditioned upon, the Closing under the Purchase Agreement. Also in connection with the terms of the Purchase Agreement, Michael Anthony has agreed to resign as a director of the Company effective upon the later to occur of the date of Closing, or the date which is ten (10) days following the mailing of the Schedule 14(f)-1 to the Company stockholders. The resignations of Michael Anthony from his officer and director positions are conditions of the Closing of the Purchase Agreement and not due to any disagreement with the Company.

In connection with the terms of the Purchase Agreement, Michael Anthony has agreed to appoint the QRSciences designee, Kevin Russeth, as an officer and to the board of directors of the Company effective as of the Closing. Mr. Russeth has consented to serve as an officer and director of the Company effective as of the dates of his appointment. QRSciences has advised the Company that, to its knowledge, neither Mr. Russeth, nor any of any of his affiliates beneficially owns any equity securities or rights to acquire any such securities

<PAGE>

of the Company, and no such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between QRSciences and the Company that have been described herein. In addition, QRSciences has advised the Company that, to its knowledge, Mr. Russeth is not currently a director of, and does not hold any position with, the Company, nor does Mr. Russeth have a familial relationship with any director or executive officer of the Company.

The following sets forth certain information concerning Mr. Russeth's background and experience:

Mr. Kevin Russeth, age 47, has been the Managing Director of QRSciences Holdings Limited, a public company headquartered in Melbourne, Australia, since June 2002. He has been the Chief Executive Officer and Executive Director of QRSciences Holdings Limited's subsidiary, QRSciences Pty Ltd since June 2002, and President of QRSciences Corp since March 2004. Mr. Russeth has been a director of Spectrum SDI since February 2006. Mr. Russeth acted as Executive Chairman and Chief Executive Officer of QRSciences Holdings Limited from June 2002 until December 2007. Prior to his tenure at QRSciences, Mr. Russeth spent several years in the financial services industry with EF Hutton, Shearson Lehman, Merrill Lynch, and immediately preceding his current employment as Vice President with Smith Barney.

Certain Relationships and Related-Party Transactions

In connection with the Order granting Corporate Services, International, Inc., the right to take all actions to hold a shareholder meeting of Diversified Opportunities, Inc. for the purpose of the election of directors and other corporate action, approved on April 3, 2007, Michael Anthony became our sole interim director and on July 2, 2007 was elected sole director at the annual shareholder meeting. As sole director, Michael Anthony entered into an agreement with the Corporate Services International Profit Sharing (CSIPS) whereby CSIPS agreed to make an investment of paid in capital of $30,000 to be used to pay for costs and expenses necessary to bring the Company back into compliance with state corporate laws and to file a Registration Statement. In exchange for the $30,000 CSIPS was issued 9,000,000 shares of common stock (post split) on October 9, 2007. Corporate Services International Profit Sharing is an entity, for which Michael Anthony is beneficiary. Corporate Services

International, Inc. is a private services corporation for which Michael Anthony is the sole shareholder, officer and director.

Laura Anthony, Esquire has been the corporate and securities counsel to the Company. Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end December 31, 2007 totaled $15,000.

Beneficial Ownership of the Company's Common Stock

The following table sets forth, as of May 15, 2008, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission ("SEC") and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (1)
Officers and Directors		
Michael Anthony 330 Clematis Street (217) West Palm Beach, FL 33401	9,000,000	97.83%
All directors and executive officers as a group (1 person)	9,000,000	97.83%

<PAGE>

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 9,199,221 shares of Common Stock, and no warrant, options or other convertible securities outstanding as of May 16, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that all such forms have been filed.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Diversified Opportunities, Inc.

/s/ Michael Anthony

Michael Anthony, President

Datec: May 19, 2008

5

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

20 May 2008

QRSciences to acquire controlling interest in Diversified Opportunities, Inc

Diversified Opportunities, Inc. (DVOP.OB) today filed a 14F-1 notice with the United States Securities Exchange Commission announcing a proposed change of control whereby QRSciences Holdings Ltd "QRSciences" will purchase 97.83% of the Company's outstanding shares.

The Purchase Agreement provides that the seller, Michael Anthony, the sole director of the Company and majority shareholder through Corporate Services International Profit Sharing Plan shall take all necessary action to appoint the individual designated by QRSciences to serve as the director of the Company, such designation to be effective no sooner than 10 days following the filing of the Information Statement with the Securities and Exchange Commission and its mailing to the Company's holders of record.

QRSciences has designated Mr. Kevin Russeth. Under its restructuring plan QRSciences expect to use Diversified Opportunities as a vehicle to house their proprietary technology assets including the Quadrupole Resonance and metal detection technology and equity interest in Spectrum SDI.

The stock purchase agreement provides for the purchase by QRSciences of all of seller's 9,000,000 shares of common stock, which shares constitute 97.83% of the 9,199,221 shares of Company common stock outstanding as of the date of the purchase agreement, in exchange for the payment of U$650,000 by QRSciences to seller.

The Company's common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one (1)vote.

As of May 15, 2008, there were 9,199,221 shares of the Company's Common Stock outstanding. Diversified Opportunities (DVOP.OB) is quoted by NASDAQ quotation system and trades on the over-the-counter bulletin board in the United States.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes

CEO

QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	23 April 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	13 May 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,620,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Class	Fully Paid Ordinary Shares and Options
Number acquired	125,000 Shares at $0.14 per share
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$17,500.00

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,745,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

April 30, 2008

Quarterly Update - QRSciences turn maiden profit for quarter and announce plans to spin-off and list technology assets in United States

QRSciences (ASX:QRS) (QRSNY:PK) today announced that it had its first profitable quarter and that plans are well advanced to list the Company's technology assets in the United States. Net after-tax profit for the third quarter was approximately $0.4M.

The Company's proprietary technologies are making steady progress including receipt of the first royalty payments from General Electric Security (GE Security) and the commissioning of two QXR1000 units for deployment in Iraq and delivery of two modified T303 units to China. The Company's 30.2% owned associate, Spectrum SDI (Spectrum) has also made significant progress with the first delivery of CastScope production units and commencement of the US airport roll-out under the previously announced contract with TSA.

The Company anticipates listing the technology assets through the acquisition of a public company in the US and then possibly making a pro-rata stock dividend in the new US entity to existing shareholders in QRSciences. The Board are considering the tax and legal implications of a transaction of this nature and will report back to the market as soon as practicable.

The Australian based distribution business, QRSciences Security Pty Ltd, which comprises Q Video Systems posted a net profit of $0.327M in the March quarter and a net profit of $1.15M March YTD. The net asset position of this unit strengthened to $4.845M, up $827K from the close of last quarter.

Overall, cash flow was markedly improved over the previous quarter with the Company continuing to invest cash back into the business and Spectrum. The Company expects to continue building its shareholding in Spectrum over coming months and holds an option to buy the remainder of Spectrum's ordinary shares until September 2009.

Update on Proprietary Technologies and Products:

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 to subsist on contract R&D. One time write-offs associated with the restructuring were taken in the first quarter.

- The Company was awarded an $ 840K contract from the National Security Science and Technology Unit branch of the Department of Prime Minister and Cabinet for the development of next generation screening solutions.

- The Company received its first Royalty payment from General Electric Security (GE Security) for the licensing of its technology in the Shoe Scanner products being developed by GE Security.

- Rapiscan and QRSciences have commissioned and will be deploying 2 QXR1000 units to Iraq to be used for military security applications

- Spectrum have completed installations of their SentryScope at Naples Airport, Italy; a government sale through ADT in the US and Kilburn Police in the UK. Columbia University, New York has purchased a unit for permanent installation and San Diego Trolley has purchased additional units for its maintenance yard.

- Spectrum San Diego (Spectrum) continues to roll-out its Cast*Scope* product through a $42M IDIQ (Indefinite Delivery Indefinite Quantity) order received from the Transportation Security Administration (TSA) with the first installations occurring in May. Siemens Government Services are sub-contracted to handle the in-field service and maintenance.

- Spectrum has also received a $1M second phase grant from the Technical Support Working Group (TSWG) for the development of the CarScan product. The Company believes that the low cost and convenience of the product coupled with performance will make it very successful in applications related to border security and critical infrastructure protection. Spectrum expects commercial sales from this product in second half of CY09.

The Board and Management of QRSciences continue to believe that the Company's assets are significantly undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders. Reflecting that belief the Director's have purchased approximately 2% of the Company's ordinary shares over the past ninety days.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes

CEO

QRSciences Holdings Limited

Appendix 4C

Consolidated Group - QRSciences Holdings Ltd

	Operating Activities (Business Running Costs)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.1	Receipts from customers	4,226	5,438	3,708		13,372
1.2	Payments for (a) staff costs	(1,474)	(1,506)	(1,085)		(4,065)
	(b) advertising and marketing	(8)	(6)	(11)		(25)
	(c) research and development	(393)	(216)	(155)		(764)
	(d) leased assets	(38)	(62)	(61)		(161)
	(e) other working capital	(4,869)	(4,535)	(3,271)		(12,675)
1.3	Dividends received	-	-	-		-
1.4	Interest and other items of a similar nature received	15	21	10		46
1.5	Interest and other costs of finance paid	(41)	(6)	(3)		(50)
1.6	Income taxes paid	-	-	-		-
1.7	Other	-	-	194		194
	Net operating cash flows	(2,582)	(872)	(674)	0	(4,128)

	Investing Activities (IP Consolidation & Broadening Revenue Base)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	(2,582)	(872)	(674)	0	(4,128)
	Cash flows related to investing activities					
1.9	Payment for acquisition of:					
	(a) businesses (item 5)	-	-	-		-
	(b) equity investments	-	-	-		-
	(c) intellectual property	-	-	-		-
	(d) Physical non-current assets	(4)	(49)	(5)		(58)
	(e) other non-current assets	-	-	-		-
1.1	Proceeds from disposal of:					
	(a) businesses (item 5)			-		-
	(b) equity investments	-	-	650		650
	(c) intellectual property	-	-	-		-
	(d) physical non-current assets	-	-	-		-
	(e) other non-current assets	-	-	-		-
1.11	Loans to other entities	(121)	(197)	(159)		(477)
1.12	Loans repaid by other entities	-	-	-		-
1.13	Other - Dividends	-	-	-		-
	Net investing cash flows	(125)	(246)	486	0	115
1.14	**Total operating and investing cash flows**	(2,707)	(1,118)	(188)	0	(4,013)

	Financing Activities (Funding the Business)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
	Cash flows related to financing activities					
1.15	Proceeds from issues of shares, options, etc.	7,417	2,540	-		9,957
1.16	Proceeds from sale of forfeited shares	-	-	-		-
1.17	Proceeds from borrowings	223	59	-		282
1.18	Repayment of borrowings	(3,813)	(30)	(46)		(3,889)
1.19	Dividends paid	-	-	-		-
1.2	Other - Convertible Note interest & fees	(910)	-	-		(910)
	Net financing cash flows	2,917	2,569	(46)	-	5,440
	Net increase (decrease) in cash held	210	1,451	(234)	-	1,427
1.21	Cash at beginning of quarter/year to date	(137)	73	1,524	1,290	(137)
1.22	other adjustments					
1.23	**Cash at end of quarter**	73	1,524	1,290	1,290	1,290

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard J Stokes
Date of last notice	19 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	23 April 2008
No. of securities held prior to change Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> RDMLHoldings Pty Ltd	 272,500 Ordinary Shares. 751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary Shares
Number acquired Richard J Stokes	 228,876 Ordinary shares 250,000 Options at $0.15 exp 22/04/10 250,000 Options at $0.20 exp 22/04/11
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,310.08

+ See chapter 19 for defined terms.

No. of securities held after change	
Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund>	501,376 Ordinary Shares.
Richard J Stokes	Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
RDML Holdings Pty Ltd	751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Amendment to Appendix 3Y released 24 April 2008 to reflect omitted shares held and options held in RDML Holdings Pty Ltd

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard J Stokes
Date of last notice	19 December 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	23 April 2008
No. of securities held prior to change Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund>	 272,500 Ordinary Shares.
Class	Fully Paid Ordinary Shares
Number acquired	228,876 Ordinary shares 250,000 Options at $0.15 exp 22/04/10 250,000 Options at $0.20 exp 22/04/11
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,310.08

+ See chapter 19 for defined terms.

No. of securities held after change Mr RJ Stokes & Mrs LM Stokes <Stokes Superannuation Fund> Rick Stokes	 501,376 Ordinary Shares. Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Ray Schoer
Date of last notice	29 February 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	23 April 2008
No. of securities held prior to change	
Direct via Schoer Superannuation Fund	372,247 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	164,372 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	228,876 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,310.08

+ See chapter 19 for defined terms.

No. of securities held after change	
Direct via Schoer Superannuation Fund	601,123 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	164,372 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Robert G Halverson
Date of last notice	12 September 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	23 April 2008
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 290,304 Ordinary Shares. 42,000 $0.45 Options exp. 30/06/2012 168,131 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	228,876 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,310.08

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	519,180 Ordinary Shares. 42,000$0.45 Options exp. 30/06/2012 168,131 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market Transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	13 March 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	23 April 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,141,586 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12
Class	Fully Paid Ordinary Shares and Options
Number acquired	250,000 Shares at $0.11 228,876 Shares at $0.08 250,000 Options at $0.15 exp 22/04/10 250,000 Options at $0.20 exp 22/04/11
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$45,810.08

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,620,462 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12 Direct – 250,000 Options at $0.15 exp 22/04/10 Direct – 250,000 Options at $0.20 exp 22/04/11
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade – 250,000 FPO Shares at $0.11 Off-market transfer–228,876 FPO Shares at $0.08

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END